Exhibit 12

Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Three Months Ended March 31,
	2018	2017
Earnings available to cover fixed charges:
Loss before income taxes	$(129)	$(165)
Plus: Fixed charges	158	150
Earnings available to cover fixed charges	$29	$(15)

Fixed charges (a):
Interest, including amortization of deferred financing costs	$127	$120
Interest portion of rental payment	31	30
Total fixed charges	$158	$150

Ratio of earnings to fixed charges (b)	—	—
__________

(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2018	2017
Related to debt under vehicle programs	$74	$68
All other	53	52
	$127	$120

(b) Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2018 and 2017 by $129 million and $165 million, respectively.